================================================================================
                                  NEWS RELEASE
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FOR IMMEDIATE RELEASE                                 MEDIA & INVESTOR CONTACTS:
                                                      --------------------------

                                                    David Taber, President & CEO
                                                         AMERICAN RIVER HOLDINGS
                                                                  (916) 565-6114

                                                  Kathy Pinkard, President & CEO
                                                                NORTH COAST BANK
                                                                  (707) 528-9930




                  AMERICAN RIVER HOLDINGS AND NORTH COAST BANK
                          ANNOUNCE A STRATEGIC ALLIANCE



SACRAMENTO, CA, SANTA ROSA, CA --MARCH 1, 2000

American River Holdings (AMRB.OB) and North Coast Bank, National Association (NCTB.OB) have jointly announced the signing of a merger agreement today. Under this strategic alliance, North Coast Bank, based in Sonoma County, will continue to operate as North Coast Bank, joining American River Bank and first source capital as an affiliate of American River Holdings, a diversified financial services company.

"We are extremely pleased to align ourselves with North Coast Bank which has a very capable team of client-focused bankers and an involved Board of Directors" says David Taber, CEO of American River Holdings. "We expect to have the entire North Coast Bank team continue on, energized by the resources of American River Holdings. Sonoma County has a very diverse and thriving economy. The alliance will enable North Coast Bank to better meet the growing needs of its existing clientele and allow the Bank to also focus on the larger businesses in Sonoma County.

North Coast Bank was founded in 1990 and has offices in downtown Santa Rosa, Windsor and Healdsburg. "We are excited to be joining American River Holdings and partnering with American River Bank, a successful Sacramento-based operation" says Kathy Pinkard, President and CEO of North Coast Bank. "The business and banking philosophies of American River Holdings are remarkably similar to those of North Coast Bank, with the primary focus on superior client service and supporting our local economies by helping local businesses grow and prosper. By teaming up with American River Holdings, we will be able to offer a wider variety of services through the additional resources American River Holdings brings to the table."

The definitive merger agreement has been approved unanimously by the Boards of Directors of both companies and is subject to approval by their respective shareholders as well as by the supervisory regulatory agencies.

AMERICAN RIVER HOLDINGS AND NORTH COAST BANK ANNOUNCE A STRATEGIC ALLIANCE News Release Dated March 1, 2000
Page 2


The Agreement calls for North Coast Bank shareholders to receive .9644 shares of American River Holdings Common Stock in a tax-free exchange for each North Coast Bank share they presently own for an estimated value of $9 million. Two North Coast directors will join the American River Holdings Board, and two American River Holdings directors will join the Board of North Coast Bank.

The combined assets of these companies were approximately $250 million at 12-31-99. The transaction will be accounted for as a pooling of interests and is expected to be accretive in 2001 to earnings per share. It is also expected that this merger, subject to shareholder and regulatory approval, will be accomplished in the third quarter of 2000.

North  Coast  Bank  Chairman,   M.  Edgar  Deas,   stated,  "We  feel  that  our
shareholders, our communities and our clients will all benefit from this combination; our shareholders will own stock in a company with greater market liquidity and a favorable dividend policy."

American River Bank, the commercial banking affiliate of American River Holdings, simultaneously announced today the appointment of Charles D. Fite as its chairman. Fite is President of Fite Development Company in Sacramento and has been on the American River Bank Board since 1993. Sam Gallina will remain the chairman of the American River Holdings Board, and Edgar Deas will remain the Chairman of the North Coast Bank Board.

American River Holdings will file a registration statement with the Securities Exchange Commission to register the securities of American River Holdings to be offered and issued to shareholders of North Coast Bank in the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of both companies, seeking their approval of the proposed transaction.



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THIS NEWS RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS  ABOUT  AMERICAN  RIVER
HOLDINGS' AND NORTH COAST BANK'S FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES AND FUTURE PERFORMANCE. A NUMBER OF FACTORS, ANY OF WHICH ARE BEYOND THE CONTROL OF AMERICAN RIVER HOLDINGS OR NORTH COAST BANK COULD CAUSE
ACTUAL  RESULTS  TO  DIFFER   MATERIALLY  FROM  THOSE  IN  THE   FORWARD-LOOKING
STATEMENTS.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL TO, OR A SOLICITATION OF AN OFFER TO BUY FROM ANYONE IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. THE SECURITIES DESCRIBED IN THIS NEWS RELEASE HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY REGULATORY AUTHORITY OR ANY STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NEWS RELEASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NO PERSON OTHER THAN THE COMPANY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS NEWS RELEASE IN CONNECTION WITH THE SECURITIES DESCRIBED THEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN MADE OR AUTHORIZED BY THE COMPANY.
--------------------------------------------------------------------------------

March 1, 2000




Dear Shareholders:

We are very pleased to announce a strategic alliance with North Coast Bank, National Association (NTCB.OB).

Based in Sonoma County, North Coast Bank will be joining American River Bank and first source capital, as an affiliate of American River Holdings. I am attaching our joint news release of today which explains the details of this transaction.

A registration statement will be filed with the Securities and Exchange Commission to register the securities to be exchanged in the merger. Thereafter, we will mail you a proxy statement/prospectus which describes the transaction in detail. Copies may also be obtained without charge from the SEC's website at www.sec.gov once the registration statement is filed. We urge you to carefully review the proxy statement/prospectus when received.

We believe that having North Coast Bank under the umbrella of the holding company is an excellent growth step for us and very beneficial to our shareholders. American River Bank and North Coast Bank are community banks which have similar philosophies on serving their clients and communities.

We have also announced the appointment of Charles D. Fite as Chairman of the Board of American River Bank. Sam Gallina will remain the Chairman of the Board of American River Holdings.

Sincerely,


/s/ DAVID T. TABER
---------------------------
    David T. Taber
    President
    Chief Executive Officer